UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

  ______________________

FORM 6-K

 ______________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

 ______________________

Port Central S.A.

(Translation of registrant’s name into English)

 ______________________

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

 ______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Documents Translation

TABLE OF CONTENTS

Item

English translation of a notice sent to Bolsa y Mercados Argentinos S.A., COMISION NACIONAL DE VALORES and MERCADO ABIERTO ELECTRÓNICO regarding the List of members of the Audit Committee dated May 30, 2022

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: June 1, 2022	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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BUENOS AIRES, May 30, 2022

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuers Management

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Notice: CPSA-GG-N-0172/22-AL

Subject: Material news

Dear Sir/Madam,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform that in the meeting held today, the Company’s Board of Directors decided to replace Mr. Ignacio Villamil as member of the Supervisory Committee with Mr. Mario Elizalde. Thus, the Supervisory Committee of Central Puerto S.A. is formed by Tomás White, José Luis Morea and Mario Elizalde as members; and Jorge Villegas and Oscar Luis Gosio as deputy members.

Yours sincerely,

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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